UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-32667

Sprott Resource Lending Corp.
(Translation of registrant's name into English)

Royal Bank Plaza, South Tower
200 Bay Street
Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated November 10, 2011

99.2	Interim Consolidated Financial Statements September 30, 2011

99.3	Management's Discussion and Analysis

99.4	Certification of Interim Filings - CEO

99.5	Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Resource Lending Corp.
(Registrant)

Date: November 10, 2011	By:	/s/ Jim Grosdanis

	Name:	Jim Grosdanis
	Title:	Corporate Secretary